Filed by Public Storage, Inc.
                                  Pursuant to Rule 165 and Rule 425(a) under the
                                United States Securities Act of 1933, as amended

                                 Subject Company: Shurgard Storage Centers, Inc.
                                                   Commission File No. 001-11455
                                                           Date: August 17, 2005

NEWS RELEASE

Public Storage, Inc.
701 Western Avenue
Glendale, CA 91201-2349
WWW.PUBLICSTORAGE.COM

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                             For Release: Immediately
                             Date:        August 17, 2005
                             Contact:     Clemente Teng
                                          (818) 244-8080

                                          Joele Frank / Eric Brielmann
                                          Joele Frank, Wilkinson Brimmer Katcher
                                          (212) 355-4449


     PUBLIC STORAGE, INC. RETAINS GOLDMAN, SACHS & CO. AS FINANCIAL ADVISOR


GLENDALE, CALIFORNIA -- Public Storage, Inc. (NYSE and PCX: PSA) announced today that it has retained Goldman, Sachs & Co. as financial advisor in connection with its previously announced proposal to acquire Shurgard Storage Centers, Inc. (NYSE: SHU).

"We remain convinced that the combination of Public Storage and Shurgard is clearly in the best interests of all Shurgard shareholders and are pleased to announce the addition of Goldman, Sachs & Co. to our team to help us effect this transaction," said Ronald L. Havner, Jr., Chief Executive Officer of Public Storage. "Our proposal would provide Shurgard shareholders with the opportunity to participate in the long-term growth of the combined company. We are disappointed that Shurgard's Board continues to refuse to sit down with us to explore the potential of a mutually beneficial transaction, despite the overwhelmingly positive response from shareholders and analysts to our proposal. It remains our preference to work cooperatively with Shurgard to effectuate this transaction."

On August 1, 2005, PSA announced a proposal for the combination of PSA and SHU through a merger in which each share of SHU common stock would be exchanged for .80 shares of PSA common stock. Based on PSA's close on Friday, July 29, 2005, the last day of trading prior to PSA's announcement, the proposed transaction represented a 14% premium to SHU's stock price.

On August 15, 2005, Standard & Poor's announced that Public Storage will be added to the S&P 500 Index, after the close of trading on Thursday, August 18, 2005.

The Company previously noted that Wachtell, Lipton, Rosen & Katz is serving as legal counsel in connection with the proposed transaction.


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COMPANY INFORMATION
Public Storage, Inc. is a fully integrated, self-administered and self-managed real estate investment trust that primarily acquires, develops, owns and operates self-storage facilities. The Company's headquarters are located in Glendale, California. The Company's self-storage properties are located in 37 states. At June 30, 2005, the Company had interests in 1,480 storage facilities with approximately 90.6 million net rentable square feet (839,000 rentable units).

Additional information about Public Storage, Inc. and the proposal to Shurgard Storage Centers, Inc. are available on the Internet. The Company's web site is www.publicstorage.com.

FORWARD-LOOKING STATEMENTS
This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Public Storage's control, that could cause actual results to differ materially from those set forth in, or implied by, such forward-looking statements. All statements other than statements of historical facts included in this press release are forward-looking statements. All forward-looking statements speak only as of the date of this press release. Public Storage undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. There can be no guarantee that any transaction between Public Storage and Shurgard will occur or that shareholders of Public Storage or Shurgard will support such a transaction. For additional information about risks and uncertainties that could adversely affect Public Storage's forward-looking statements, please refer to Public Storage's Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

ADDITIONAL INFORMATION
Subject to future developments, Public Storage may file with the United States Securities and Exchange Commission a registration statement to register the Public Storage shares which would be issued in the proposed transaction. Investors and security holders are urged to read the registration statement (when and if available) and any other relevant documents filed with the Commission, as well as any amendments or supplements to those documents, because they will contain important information. Investors and security holders may obtain a free copy of the registration statement (when and if available) and other relevant documents at the Commission's Internet web site at www.sec.gov. The registration statement (when and if available) and such other documents may also be obtained free of charge from Public Storage by directing such request to: Public Storage, Inc., 701 Western Avenue, Glendale, CA 91201-2349, Attention: Chief Legal Officer.

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